Exhibit 21.1

Subsidiaries of Performance Food Group Company

Name	Jurisdiction of Incorporation/Organization
AFFLINK Corporation ULC	Nova Scotia
AFFLINK Holding Corporation	Delaware
AFFLINK, LLC	Delaware
Foodservice Purchasing Group, LLC	Virginia
Fox River Foods, Inc.	Illinois
FRF Transport, Inc.	Illinois
Institution Food House, Inc.	North Carolina
Kenneth O. Lester Company, Inc.	Tennessee
Liberty Distribution, LLC	Arizona
Old Hickory Logistics LLC	Delaware
Performance Food Group, Inc.	Colorado
Performance Transportation, LLC	Delaware
PFG PFS LLC	Delaware
PFG Transco, Inc.	Tennessee
PFGC, Inc.	Delaware
PFST Holding Co.	Delaware
PICL Insurance Co.	South Carolina
PICL Investments, Inc.	Delaware
Vend Catering Supply, Inc.	California
Vistar Transportation, LLC	Delaware